EXHIBIT 99.2

DESCRIPTION OF COMMON STOCK

Craft Brew Alliance, Inc., a Washington corporation (the "Company"), is authorized to issue up to 57,467,271 shares of capital stock, including 50,000,000 shares of Common Stock, par value $0.005 per share, and 7,467,271 shares of Preferred Stock, par value $0.005 per share.

Common Stock

Each outstanding share of Common Stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of shareholders, including the election of directors.

Shareholders of the Company have the right to cumulate votes with respect to all elections of directors held while the Company is subject to the reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if, prior to the record date for the shareholder meeting at which such election is to be held, the Company or a shareholder of the Company publicly announces that such shareholder, together with its affiliates, beneficially owns at least 30% of the Company's outstanding Common Stock, or the Company has received any notice or information from a shareholder indicating that it has such beneficial ownership and neither the Company nor the shareholder has publicly announced that it has ceased to have such beneficial ownership. As of March 1, 2013, Anheuser-Busch, LLC, was the beneficial owner of approximately 32% of the Company's outstanding Common Stock. Shareholders of the Company would also have the right to cumulate votes in the election of directors at any time that the Company is not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act.

Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor (subject to the rights of holders of any Preferred Stock). In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after provision for payment of amounts owed to creditors and preferences applicable to any outstanding shares of Preferred Stock. All outstanding shares of Common Stock are fully paid and nonassessable. Holders of Common Stock do not have preemptive rights except to the extent such rights are provided in a written agreement between a shareholder and the Company.

The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any outstanding shares of Preferred Stock.

Preferred Stock

The Board of Directors of the Company is authorized to issue up to 7,467,271 shares of Preferred Stock, par value $0.005 per share, in one or more series, without shareholder approval. As of March 1, 2013, no shares of Preferred Stock were outstanding.

The Board of Directors is authorized to determine, with respect to each series of Preferred Stock: (i) distinctive designations of such series and the number of shares which shall constitute such series; (ii) the annual dividend rate for such series, and the date or dates from which dividends shall begin to accrue; (iii) the price at which, and the terms and conditions on which, the shares of such series may be redeemable; (iv) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series; (v) the preferential amount or amounts payable on shares of such series in the event of the liquidation, dissolution or winding up of the Company; (vi) the voting rights, if any, of shares of such series; (vii) the terms and conditions, if any, upon which shares of such series may be converted and the securities into which such shares may be converted; (viii) the relative seniority, parity or junior rank of such series as to dividends or assets; and (ix) such other terms, qualifications, privileges, limitations, options, restrictions and special or relative rights and preferences, if any, of shares of such series as the Board of Directors may, at the time of such resolution, lawfully fix and determine.

Each share of each series of Preferred Stock will be identical in all respects with all other shares of the same series. Preferred Stock does not have preemptive rights except as provided by written agreement between the holder and the Company or as provided by resolution of the Board of Directors establishing a series of Preferred Stock.

Article and Bylaw Provisions with Possible Anti-Takeover Effects

As described above, the Board of Directors is authorized to designate and issue shares of Preferred Stock in series and define all rights, preferences and privileges applicable to such series. This authority may be used to make it more difficult or less economically beneficial to acquire or seek to acquire the Company.

The Board of Directors has the power to amend the Company's Bylaws, which may also be amended by the shareholders.

Special meetings of the shareholders may be called by the Board of Directors, by the Chairman of the Board, by the President or, at any time while the Company is subject to the reporting requirements of Section 13 of the Exchange Act, by one or more shareholders holding not less than 25% of all the shares entitled to be cast on any issue proposed to be considered at that meeting.

The shareholders may, at a special shareholders meeting called for the purpose of removing directors, remove the entire Board of Directors or any lesser number, with or without cause. If a director has been elected by one or more voting groups, only those voting groups may participate in the vote as to removal. Also, as long as cumulative voting is authorized, a director may not be removed if a number of votes sufficient to elect such director under cumulative voting (computed on the basis of the number of votes actually cast at the meeting on the question of removal) is cast against such director’s removal.